State Farm Life Insurance Company Variable Operation Center PO Box 2307 Bloomington, IL 61702-2307

State Farm VP Management Corp.

June 14, 2018

Dear Customer,

State Farm® is working to enhance your investment options and agents’ ability to help you meet your investment planning goals. We’ve taken an important step by recommending a merger of State Farm variable policy investments with BlackRock® funds.

Once approved by policyowners, we expect the merger to happen in late October. We’re pleased to announce that following the merger, in mid-November, authorized State Farm registered representative agents will once again be able to service your variable policy.

There is nothing you need to do now. Details are enclosed in a Q&A and a supplement to the May 1 State Farm Variable Product Trust prospectus. A few highlights:

•	If your subaccounts are invested in funds other than the three listed below, in July you’ll receive a combined prospectus and proxy statement through which you’ll be asked to direct State Farm on how to vote on the merger of your variable policy investments with BlackRock funds.
•	State Farm is liquidating three non-indexed funds from its Variable Product Trust portfolio – the Large Cap Equity Fund, Small/Mid Cap Equity Fund and International Equity Fund. Since their launch, these funds have not attracted enough investment from policyowners to balance out the cost of managing them.

○	If you are invested in one or more of these three subaccounts, you will receive a separate proxy statement asking for your vote to allow us to automatically move the account value within the non-indexed subaccounts into the State Farm Variable Product Money Market Fund subaccount before the October merger.
○	The Q&A offers details on your options regarding these subaccounts.

In addition to the prospectus and proxy statement(s), expect more communication from us in the coming months. We’ll give you more information about how an agent can help you. We’ll also tell you about changes that will affect your products and additional actions we may ask you to take before we move forward.

Questions? Please view the enclosed Q&A document and supplement or contact one of our customer care representatives at 888-702-2307, Monday through Friday, from 8 a.m. to 5 p.m. CT.

Thank you for being a State Farm customer. We appreciate your business!

Sincerely,

Lisa E. Stewart
Vice President – Life/Health & Mutual Funds

Neither State Farm nor its agents provide tax or legal advice.

Before investing, consider the funds’ investment objectives, risks, charges and expenses. Contact State Farm VP Management Corp (888-702-2307) for a prospectus containing this and other information. Read it carefully. AP2018/05/0648

State Farm VP Management Corp. is a separate entity from those State Farm entities that provide banking and insurance products.

Securities, insurance and annuity products are not FDIC insured, are not bank guaranteed, and are subject to investment risk, including possible loss of principal.

BlackRock mutual funds are distributed by BlackRock Investments, LLC (together with its affiliates, “BlackRock”). State Farm VP Management Corp. and its affiliates are not affiliated with BlackRock.

You could lose money by investing in the Money Market Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

Questions & Answers

Q.	Do I need to take any action right now?
A.	There is nothing you need to do now. Please watch your mail – you will receive additional communications, some of which will ask you to respond.

Q.	What do you mean by ‘merger’?
A.	Technically speaking, today your State Farm variable policy subaccounts are invested in mutual fund shares issued by the State Farm Variable Product Trust. After the merger, the net assets within those State Farm mutual funds will transfer to corresponding BlackRock mutual funds. This means that your State Farm variable policy subaccounts will be invested in BlackRock mutual fund shares instead of State Farm mutual fund shares.

Your State Farm variable policy will still be serviced by State Farm.

Q.	Why are you sending me a proxy?
A.	We know proxies aren’t the most interesting reading material you’ll encounter this year. But here’s why it’s important for you to take a look at these. The proxy(ies) you’ll receive in July are part of the process to ask you, the policyowner, to approve some proposed changes to your subaccounts. They make voting easier for you, because you can vote by mail, phone or online. You’ll get voting instructions and more information about the merger and liquidation.

Q.	Do I still have a State Farm variable policy?
A.	Yes. After the merger, your State Farm subaccounts will still be part of your State Farm variable policy. And planned for mid-November, an authorized State Farm registered representative agent will once again be able to service your subaccounts.

Q.	I’m invested in one or more of the three non-indexed subaccounts that you recommend be liquidated. Can I move my variable subaccount value into another subaccount before the merger? After the merger? How do I do that?
A.	Yes, you may exchange the account value into another State Farm subaccount at no cost to you, and without tax consequences. If you don’t do this, and the recommendation to liquidate the three non-indexed subaccounts is successful, the account value will automatically transfer into the Money Market Fund subaccount within your variable policy.

If your policy account value moves into that subaccount, after the merger you may exchange into other subaccounts if you wish.

Q.	Why did State Farm choose BlackRock?
A.	BlackRock is the largest asset manager in the world and is already a trusted partner in helping to manage several of our existing State Farm funds. BlackRock offers high quality investment advisory services that will help benefit customers.*

* Source: BlackRock. Based on $6.288 trillion in assets under management (AUM) as of December 31, 2017.